

Mail Stop 3561

July 13, 2016

R. Bruce McDonald
Chief Executive Officer
Adient Ltd
1 Fetter Lane
London, United Kingdom, EC4A 1BR

> **Re:** **Adient Ltd**
> **Amendment No. 1 to Form 10-12B**
> **Filed June 27, 2016**
> **File No. 001-37757**

Dear Mr. McDonald:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comment are to our comments in our May 24, 2016 letter.

Form 10-12B

Exhibit 99.1

Risk Factors, page 20

Risks Related to Adient Ordinary Shares, page 34
The IRS may not agree that Adient is a foreign corporation for U.S. federal tax purposes, page 38

1.   We note your response to our prior comment 6 and reissue. Please provide quantitative information in this risk factor regarding the tax rate should the IRS treat Adient as a U.S. corporation as compared to the tax rate should the IRS treat Adient as a foreign corporation for U.S. federal tax purposes.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 19
Selected Historical Combined Financial Data of Adient, page 54

2.   Reference is made to certain sections of your document including, the Summary
        Historical and Unaudited Pro Forma Condensed Combined Financial Data on page 19
        and Selected Historical Combined Financial Data of Adient on page 54 where you
        present total segment income outside the context of the segment footnote. Please be
        advised the presentation of a total segment profit and loss measure in any context other
        than as part of the reconciliation required by ASC 280 is considered to be non-GAAP;
        thus, you are required to provide the disclosures outlined in Item10(e)(1)(i) of Regulation
        S-K where you present total segment income outside of the segment footnote. Please
        confirm your understanding and revise your filing accordingly. For further guidance, you
        may refer to Question 104.04 of the C&DIs on Non-GAAP Measures which can be found
        at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Dividend Policy, page 52

3.   We note your response to our prior comment 7 that you expect to pay a regular cash
        dividend in line with other automotive suppliers. Please briefly describe what you
        consider to be the current industry practice for other automotive suppliers.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 60

4.   Reference is made to footnote (E). Your disclosure indicates that of the total debt
        proceeds of $3.5 billion, a portion will be used in part to pay down short term debt of
        $132 million. In this regard, it appears the adjustment to cash of $510 million should be
        reduced by the amount that will be used to pay down short term debt. Please advise or
        revise accordingly.

5.   We note that you net adjustments (E) and (G) against APIC on the face of the unaudited
        pro forma combined balance sheet. Please present separately the pro forma adjustments
        on a gross basis. Further, please explain how you arrive at the net adjustment of $2.4
        billion based solely upon adjustments (E) and (G).

6.   Please explain, and revise your disclosure to clarify, how the $26 million of employee-
        related liabilities described in footnote (J) on page 61 reconciles to the $21 million shown
        in the pro forma adjustments column on the balance sheet on page 59.

7.   Reference is made to footnote (K). Your disclosure indicates that $211 million of
        noncurrent tax balances for expected uncertain tax positions will be transferred to Adient
        in connection with the separation and further, $6 million of deferred taxes were
        established for pro forma employee-related liability adjustments. In this regard, please
        explain why the adjustment of $217 million represents a reduction in rather than an
        increase to Other noncurrent liabilities.

R. Bruce McDonald
Adient Ltd
July 13, 2016
Page 2

Management's Discussion and Analysis

Income Tax Provision, page 84

8.	We note your disclosure that a significant portion of your income tax provision is related to a change in assertion over permanently reinvested earnings as a result of the spin-off. In light of the significant increase in your income tax provision, please expand your disclosure to explain whether or not you believe this will be a one-time charge as a result of the spin-off or if you expect the current income tax provision to be indicative of your income tax provision in the future because of the new business structure or some other change due to the spin-off.

You may contact Kristin Shifflett at (202) 551-3381 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc:	David K. Lam
	Wachtell, Lipton, Rosen & Katz